Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-199129

January 7, 2016

Inland RESIDENTIAL PROPERTIES Trust, Inc.

Inland Residential Properties Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-11 (File No. 333-199129) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On January 4, 2016, REIT.com, an online real estate investment trust industry publication, published an article after asking for and obtaining an interview with JoAnn McGuinness, our chief operating officer.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. REIT.com routinely publishes articles on business and real estate investment trust-related news. REIT.com is wholly unaffiliated with the Company, and none of the Company, its sponsor, Inland Real Estate Investment Corporation, or any of its affiliates have made any payment or given any consideration to REIT.com in connection with the article below or any other matter published by REIT.com concerning the Company or any of its affiliates.

The statements in the article attributed to or derived from Ms. McGuinness were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. Statements in the article that are not attributed directly to Ms. McGuinness represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the article, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risk factors described or incorporated by reference therein.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Full Text of REIT.com Article

Inland Executive Says Multifamily Demand Bolstering Latest REIT

1/4/2016 | By Sarah Borchersen-Keto

JoAnn McGuinness, executive vice president of Inland Real Estate Investment Corp., a sponsor of non-listed REITs and private partnerships, has worked with each of the seven REITs sponsored by Inland during her 23-year tenure with the company.

As the company embarks on its newest REIT, Inland Residential Properties Trust, Inc., McGuinness spoke to REIT.com about the dynamics of the multifamily market, trends in the retail segment and Inland’s unique approach to nurturing its female employees.

REIT.com: As COO of Inland Residential Properties Trust, where are you focusing your attention in the multifamily market?

JOANN McGUINNESS:  We typically buy class-A and class-B assets in top 100 metropolitan statistical areas (MSAs), but usually not the top 10 because they are too expensive.

We are looking at markets like Denver, Atlanta, and Dallas. The greater Washington, D.C., area is a market that we think in the next 24 to 36 months will offer much better yields. We’ve only purchased one asset in Frederick, Maryland, for the new fund, so we’re really still developing which markets we’ll be focused on.

REIT.com: What general trends are you seeing in multifamily?

McGUINNESS: One of the biggest trends we’re seeing is what I would refer to as the “new renter pool.” The millennial and [baby] boomer generations are really starting to restructure how we operate and develop multifamily.

Renters today have some of the highest incomes we’ve seen. Those renters with great credit scores and higher incomes used to be the buyers. Now, there’s a greater desire to rent for a longer period, and that’s what’s fueling great occupancies, higher rents, and greater yield and profit for investors.

The other thing we’re really seeing is that there’s a new product available today that we didn’t have 10, 15, 20 years ago. Boomers that want to rent today can still have all of the luxuries that they are accustomed to. Millennials have also become accustomed to some of those amenities. The condo-quality apartment of the past has become today’s class-A apartment complex.

REIT.com: Inland has been active in the multifamily market through some of its other investment funds. How difficult has it been to make acquisitions in this market?

McGUINNESS:  It is extremely difficult. However, our team has been led for the past 47 years by one of the original founders of Inland (Joe Cosenza). Because of the relationships he has developed, we have been able to find deals with cap rates that make sense. We’ve greatly increased the number of units in the last couple of years and purchased 7,417 apartment units in 2014 and 2015.

REIT.com: What about rent growth potential in 2016?

McGUINNESS: We are still projecting rent growth and net operating income in the 3 to 4 percent range. We’re certainly seeing record supply in some markets, but in many markets, demand has absorbed supply. That pool of new renters and all that opportunity for additional renters who are renting rather than buying will continue to keep occupancy high for 2016 and into 2017.

REIT.com: As COO of Inland Real Estate Income Trust, what are you seeing in the necessity-based retail segment?

McGUINNESS: Now that occupancies are back to pre-recession levels, we’re just now starting to see rental growth and are able to capture that growth.

I think the big box concept will continue to shrink. Retailers are realizing that they don’t need to have such big stores. They can be as profitable and operate in a much smaller format, which is great for us as smaller spaces command higher rents. We have the opportunity now to take a 60,000-square-foot box that was leased for $8 per square foot and create three 20,000-square-foot boxes at rents in the teens or high teens.

From a buying perspective, it’s a little easier to buy retail than multifamily, and it was the category that we spent the most amount of money on in 2015.

REIT.com: Now, moving on to a topic that’s of particular personal interest to you. Almost 60 percent of staff at the Inland Group and 45 percent of its executive officers are female. How has Inland achieved these sorts of numbers?

McGUINNESS: It’s something that really starts at the top and has been a focus for Inland for quite some time. One of our programs that supports our female staff, the Women’s Initiative Network (WIN), was started informally by a group of female executives at Inland. It has a formal program, with outside speakers on personal and professional matters.

WIN also involves a mentoring element, where C-suite female executives across the company make themselves available to the female members of staff.  Many times, our mentors get just as much out of the program as the mentees, and that was something we didn’t necessarily anticipate when we started.

We often get calls from other companies to discuss how we achieve this focus on women. I do think you’ll see more and more of this as companies see the benefits and the improvement in morale and the true appreciation of the effort taken to try and develop a young female employee.